April 27, 2010

Linda Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Stirling:

On March 4, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the EM Capital India Gateway Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 130 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 19, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  If the Registrant intends to use a Summary Prospectus, please provide the legend required by Rule 498.

Response.  The Registrant anticipates using a Summary Prospectus and will include the legend mentioned above in the form below with Fund-specific sources of information provided as appropriate.

"Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. The Fund’s prospectus and Statement of Additional Information, both dated May [_], 2010, are incorporated by reference into this Summary Prospectus.  You can find these documents and other information about the Fund online at www.emcapitalfunds.com/[___].  You can also get this information at no cost by calling toll-free 1-866-611-4967, or by sending an e-mail request to [________.com]."

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

April 27, 2010

2.

Comment.  Please delete descriptions of investment strategy from the investment objective.

Response.  The investment objective has been revised as follows.

The EM Capital India Gateway Fund’s investment objective is long-term capital growth and income .

3.

Comment.  Because the Fund includes a Fee Waiver and Reimbursement line in its Annual Fund Operating Expenses table, please provide assurances that the expense limitation agreement will be effective for at least one year from the date of the Prospectus.

Response.  The Registrant notes that the expense limitation agreement will be effective at least until September 30, 2011, which is beyond the one-year minimum from the date of the Prospectus.

4.

Comment.  In the first sentence of the third paragraph of the Principal Investment Strategies section, please change "including" to "include."

Response.  The requested edit has been made.

5.

Comment.  In the section entitled Performance, please provide sample language that will describe the effect of ignoring sales loads on Class A share performance and disclosures describing the computation of after-tax performance.

Response.  The following will accompany the performance bar chart and table when they are added by subsequent amendment.

Returns do not reflect sales charges and would be lower if they did.

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRA”).  After-tax returns for Class I shares, which are not shown, will vary from those of Class A shares.

April 27, 2010

6.

Comment.  Under the Item 9 disclosure describing Principal Investment Strategies, please remove the duplicate word "investment" from the second sentence.

Response.  The requested deletion has been made.

7.

Comment.  Under the Item 9 disclosure describing Principal Investment Strategies, please expand the qualifiers in the sentence that precedes a bullet point listing of security types in which the Fund may invest to make clear that the Fund may not invest without restriction.

Response.  The sentence has been revised as follows.

Consistent with the Fund's investment objective and its 80% investment policy, the Fund:

8.

Comment.  Under the Item 9 disclosure describing Temporary Investments, please revise the last sentence to read as follows.  When the Fund is partly or fully in a defensive position, the Fund may not achieve its investment objective .

Response.  The sentence has been revised as requested.

9.

Comment.  Under the first sentence of the Item 10 disclosure describing the Investment Adviser Portfolio Managers, please add the word "are" to make the sentence complete.

Response.  The sentence has been revised as requested.

10.

Comment.  Under the Notice of Privacy Policy & Practices, please remove the last sentence asserting that the Privacy Policy is not part of the Prospectus.

Response.  The requested deletion has been made.

STATEMENT OF ADDITIONAL INFORMATION

11.

Comment.  Please provide assurance that disclosure describing (i) the Board's leadership structure, (ii) the Board's risk oversight and (iii) individual Trustee merits will be included in a 485(b) filing.

April 27, 2010

Response.  The requested disclosures will be included in the Fund's next 485(b) filing, on or about April 30, 2010.

12.

Comment.  Please explain why the Fund does not have a fundamental policy regarding diversification.

Response.  The Registrant notes that the Fund's status as a diversified Fund is disclosed in the first sentence of the second paragraph of the Statement of Additional Information, "[t]he Fund is a diversified series consisting of three classes of shares."  The Registrant further notes that under Section 13(a)(1) of the Investment Company Act, changing sub-classification from a diversified to a non-diversified Fund would require an affirmative vote of a majority of its outstanding voting securities. The Registrant represents that the Fund has no present intention of changing sub-classification.  Additionally, if it did it would not do so without the required shareholder vote.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser